EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months
	Ended
	March 31,
	2011	2010
	(Dollars in Millions)

Net income attributable to Tenneco Inc.	$47	$7
Add:
Interest expense	28	32
Portion of rentals representative of the interest factor	4	4
Income tax expense and other taxes on income	14	15
Noncontrolling interests	5	5
Amortization of interest capitalized	1	1
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	—	(1)

Earnings as defined	$99	$63

Interest expense	$28	$32
Interest capitalized	1	1
Portion of rentals representative of the interest factor	4	4

Fixed charges as defined	$33	$37

Ratio of earnings to fixed charges	3.00	1.70